POLYMET MINING CORP.
(the “Company”)

ANNUAL AND SPECIAL MEETING OF
SHAREHOLDERS
HELD ON JULY 7, 2010

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands at the annual and special meeting of shareholders of the Company:

Outcome of Vote

1.	The election of the following nominees as directors of the Company for the ensuing year or until their successors are elected or appointed:	Carried

Dr. David Dreisinger
Ian L. Forrest
George Molyviatis
William Murray
Stephen Rowland
Joseph Scipioni
Frank Sims

2.	The appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and the authorization of the directors to fix their remuneration.	Carried

3.	The re-approval of the 2007 PolyMet Omnibus Share Compensation Plan, as more particularly described in the Company’s management information circular.	Carried